Exhibit 99.1

China Yuchai International Announces Unaudited

2021 First Half-Year Financial Results

SINGAPORE, Singapore — August 11, 2021 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the 2021 first half-year ended June 30 (“1H”), 2021. The financial information presented herein for 1H 2021 and 1H 2020 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for 1H 2021

•	Revenue increased by 26.8% to RMB 12.6 billion (US$ 2.0 billion) compared with RMB 10.0 billion in the same period last year;

•	Gross profit was RMB 1.6 billion (US$ 251.4 million), a 12.9% gross margin, compared with RMB 1.5 billion and a gross margin of 14.8% in the same period last year;

•	Operating profit was RMB 499.8 million (US$ 77.4 million) compared with RMB 613.2 million in the same period last year;

•	Basic and diluted earnings per share were RMB 6.21 (US$ 0.96) compared with RMB 7.48 in the same period last year;

•	Total number of engines sold increased by 33.8% to 285,342 units compared with 213,182 units in the same period last year;

•	Cash dividends of US$1.70 per common share were paid in July 2021.

Revenue was RMB 12.6 billion (US$ 2.0 billion) compared with RMB 10.0 billion in the same period last year.

The total number of engines sold by GYMCL in 1H 2021 rose by 33.8% to 285,342 units compared with 213,182 units in the same period last year. The increase was mainly due to higher engine sales in the heavy-duty truck and off-road segments, particularly power generator sets, and agricultural and industrial engines.

Gross profit was RMB 1.6 billion (US$ 251.4 million), compared with RMB 1.5 billion in the same period last year. Gross margin decreased to 12.9% as compared with 14.8% a year ago. The decline in gross margin was mainly attributable to a change in the revenue mix and higher material costs.

Other operating income increased to RMB 111.7 million (US$ 17.3 million) compared with RMB 105.7 million in the same period last year.

Research and development (“R&D”) expenses increased by 48.2% to RMB 315.7 million (US$ 48.9 million) compared with RMB 213.0 million in the same period last year. Higher R&D expenses in 1H 2021 were mainly due to an increase in R&D activities (including the rectification costs largely for one engine model), hence higher testing and experimental costs, and consultancy fees for National VI and Tier 4 engines. In addition, products under development for strategic partners as well as new energy products, contributed to higher R&D expenses in 1H 2021 compared with 1H 2020. The total R&D expenditure including capitalized costs, was RMB 450.2 million (US$ 69.7 million) in 1H 2021 as compared to RMB 402.7 million , representing 3.6% of revenue compared with 4.0% in the same period last year.

Selling, general and administrative (“SG&A”) expenses increased by 21.5% to RMB 920.1 million (US$ 142.4 million) from RMB 757.4 million in the same period last year. The increase was mainly due to higher warranty expenses, and an increase in activity level compared with the same period last year. SG&A expenses represented 7.3% of revenue for 1H 2021 compared with 7.6% in the same period last year.

Operating profit decreased by 18.5% to RMB 499.8 million (US$ 77.4 million) from RMB 613.2 million in the same period last year. The operating margin was 4.0% compared with 6.2% in the same period last year.

Finance costs increased to RMB 68.4 million (US$ 10.6 million) from RMB 63.2 million in the same period last year.

Net profit attributable to equity holders of the Company was RMB 253.7 million (US$ 39.3 million) compared with RMB 305.7 million in the same period last year.

Basic and diluted earnings per share were RMB 6.21 (US$ 0.96) compared with RMB 7.48 in the same period last year.

Basic and diluted earnings per share for 1H 2021 and 1H 2020 were based on a weighted average of 40,858,290 shares.

Balance Sheet Highlights as at June 30, 2021

•	Cash and bank balances were RMB 5.7 billion (US$ 876.6 million) compared with RMB 6.4 billion at the end of 2020;

•	Trade and bills receivables were RMB 10.6 billion (US$ 1.6 billion) compared with RMB 8.1 billion at the end of 2020;

•	Inventories were RMB 3.8 billion (US$ 590.5 million) compared with RMB 4.5 billion at the end of 2020;

•	Trade and bills payables were RMB 8.5 billion (US$ 1.3 billion) compared with RMB 7.5 billion at the end of 2020;

•	Short-term and long-term bank borrowings were RMB 2.4 billion (US$ 367.3 million) compared with RMB 2.2 billion at the end of 2020.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We experienced robust growth in many of our target markets in the first half of 2021. Our heavy-duty truck engine unit sales (excluding gasoline-powered and electric-powered vehicles) grew by 33.3%. And our off-road unit sales grew by 60.7% with strong growth in power generator sets, and agricultural and industrial engines.”

“Part of the engine market growth was due to the pre-buy of National V-compliant emission engines before the more stringent National VI emission standards become nationally mandated during 2021. We expect the market of commercial vehicle engines to slow after a strong pre-buying in 1H 2021. We however have a portfolio of National Vl(a) engines to meet the Chinese National VI emission standards.”

“We paid a cash dividend of US$1.70 per common share in early July 2021. Building and maintaining our financial strength to support our growth and new product development is a top priority during this period of automotive technology change,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.4601 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2021. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2021 or at any other date.

Unaudited 2021 First Half-Year Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 11, 2021. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Mr. Choon Sen Loo respectively, who will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (Mainland China) or +65 67135090 (International), Conference Code: 6856037 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2020, GYMCL sold 430,320 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint ventures’ operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, and political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview”, and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com

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